SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102

(CUSIP Number)

He Jian

Conner Growth Holding Limited

Sertus Chambers, P. O. box 905, Quastisky Building, Road Town,

Tortola, British Virgin Islands

+8618616892575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

He Jian

Floor 5, Building 2, No. 399, Shengxia Road, Pudong New Area

Shanghai, China

+8618616892575

March 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

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1	Names of Reporting Persons Conner Growth Holding Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,278,556 ordinary shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 23,278,556 ordinary shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,278,556 ordinary shares(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%(2)
14	Type of Reporting Person CO

(1) including (a) 22,976,378 ordinary shares acquired in connection with the Ezbuy Acquisition (as defined below) and (b) 151,089 ADSs, representing 302,178 ordinary shares purchased from the public market.

(2) The calculation of this percentage is based on 223,687,789 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of December 16, 2019 on a fully diluted basis which includes the securities based on the Issuer’s 6-K submission on the same date.  See Item 5 for more information.

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1	Names of Reporting Persons He Jian
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,278,556 ordinary shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 23,278,556 ordinary shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,278,556 ordinary shares(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%(2)
14	Type of Reporting Person IN

(1) including (a) 22,976,378 ordinary shares acquired in connection with the Ezbuy Acquisition (as defined below) and (b) 151,089 ADSs, representing 302,178 ordinary shares purchased from the public market.

(2) The calculation of this percentage is based on 223,687,789 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of December 16, 2019 on a fully diluted basis which includes the securities based on the Issuer’s 6-K submission on the same date.  See Item 5 for more information.

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CUSIP No. 53225G102

Item 1.         Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to ordinary shares, par value US$0.000067 per share  (the “Ordinary Shares”), of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the “Issuer”), whose principal executive offices are located at Floor 5, Building 2, Yaxin Science & Tech Park, No.399 Shengxia Road, Pudong New Area, 201203 Shanghai, China. Two Ordinary Shares of the Issuer are represented by one American depository share (the “ADS”).

Item 2.         Identity and Background

This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•                      Conner Growth Holding Limited, a company incorporated in the British Virgin Islands (“Conner”), and

•                      Mr. He Jian, an individual (“He Jian”).

The principal occupation of He Jian is (i)  the chief executive officer and a director of the Issuer and (ii) the sole shareholder and the sole director of Conner. The principal business of Conner is to hold He Jian’s beneficial interest in the Issuer.

The address of the principal business and office of the Reporting Persons is Block158, Qingtong Road 333, Pudong New Area, Shanghai, PRC.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

(a)         Shares acquired in connection with the Ezbuy Acquisition

The Reporting Persons acquired 22,976,378 Ordinary Shares in exchange of the convertible promissory notes (the “Promissory Notes”) issued to the Reporting Persons by the Issuer on December 10, 2018 pursuant to a share purchase agreement (the “Agreement”) by and among the Issuer and the several sellers (each, a “Seller”; collectively the “Sellers”) therein on November 8, 2018.

Pursuant to the Agreement, the Issuer acquired (the “Ezbuy Acquisition”) 100% of the equity interests of Ezbuy Holding Co., Ltd (“Ezbuy”). The Promissory Notes were issued to the Reporting Persons by the Issuer in exchange of common shares of Ezbuy beneficially owned by the Reporting Persons.

A copy of the form of the Promissory Notes and the Agreement were included as exhibits to the Form 6-K (File No. 001-35942) submitted to the Securities and Exchange Commission on November 8, 2018.

(b)         ADSs purchased from the public market

From December 17 to December 23, 2019, the Reporting Persons purchased 151,089 ADSs, representing 302,178 Ordinary Shares, from the public market using its working capital.

Item 4.         Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

(a)         Shares acquired in connection with the Ezbuy Acquisition

A total of 22,976,378 Ordinary Shares, accounting for approximately 10.3% of the Issuer’s total 223,687,789 outstanding shares as of December 16, 2019, were issued to the Reporting Persons in exchange of the Promissory Notes. An aggregate of 88,883,116 Ordinary Shares were issued by the Issuer in exchange of the convertible promissory notes held by the Sellers.

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As a result of the Ezbuy Acquisition, the Issuer’s board of directors appointed He Jian as the Chief Executive Officer and a director, Mr. Meng Lian as a director, and Mr. Zhiping Qi as the vice chairman of the board of directors of the Issuer on November 16, 2018.

(b)         ADSs purchased from the public market

From December 17 to December 23, 2019, the Reporting Persons purchased 151,089 ADSs, representing 302,178 Ordinary Shares and accounting for approximately 0.1% of the issuer’s total 223,687,789 outstanding shares as of December 16, 2019, from the public market using its working capital.

Item 5.         Interest in Securities of the Issuer

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Statement are incorporated herein by reference.

Each Reporting Person may be deemed to own beneficially 23,278,556 Ordinary Shares, representing approximately 10.4% of the total outstanding Ordinary Shares of the Issuer. This percentage is calculated based on 223,687,789 shares outstanding as of December 16, 2019, as reported by the Issuer in its 6-k submitted to the Securities and Exchange Commission on the same day, on a fully-diluted basis.

He Jian is the sole shareholder and the sole director of Conner.  Pursuant to Rule 13d-3, He may be deemed to share Conner’s beneficial ownership over the Issuer. He Jian has the sole power to vote or to direct the vote or the sole power to dispose or direct the disposition of the securities subject to the terms of the Agreement.

(c)

Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days neither of the Reporting Persons has effected any transactions in Ordinary Shares.

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(d)

None.

(e)

Not Applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed under Items 3, 4, and 5 is incorporated by reference into this Item 6.  The agreements listed as exhibits to this Schedule 13D are further incorporated by reference herein.

Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between either of the Reporting Persons and any person with respect to any securities of the Issuer including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

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Item 7.         Materials to be Filed as Exhibits

Exhibit Number	Description

1	Share purchase agreement entered into on November 8, 2018 by and among the Issuer and the Sellers as defined in Exhibit A-1 thereof. *

*	Incorporated by reference to exhibit 4.1 to the Form 6-K (File No. 001-35942) filed with the Securities and Exchange Commission on November 8, 2018.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2020

Conner Growth Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

He Jian

By:	/s/ He Jian
Name:	He Jian